Exhibit 35

Grown Rogue Reports Fourth Quarter 2023 Results,
Third Consecutive Quarter of Record Revenue

●	Revenue of $6.5M compared to $5.0M in Q4 2022, an increase of 29%

●	Operating Cash Flow (OCF), before changes in working capital (BC WC), of $1.8M compared to $0.7M in Q4 2022, an increase of 156%

●	Announced entry into the attractive New Jersey market, with construction underway and on track to be completed in Q2 2024, with sales expected in Q3 2024

●	Free Cash Flow[1] (FCF) of $0.1M, after $0.5M spend on Oregon + Michigan CapEx and WC and $1.2M on other CapEx

●	Closed the second and final tranche of US$1,000,000 as part of our 2023 convertible debenture for total gross proceeds of US$6,000,000

●	US$1,650,000 of the Company’s existing 2022 convertible debentures have been converted, leaving the Company with US$6,350,000 in total convertible debt

Medford, Oregon, December 19, 2023 – Grown Rogue International Inc. (“Grown Rogue” or the “Company”) (CSE: GRIN) (OTC: GRUSF), a craft cannabis company operating in Oregon and Michigan, and in Minnesota and Maryland through an advisory agreement with Goodness Growth Holdings, Inc., is pleased to report its unaudited fiscal fourth quarter 2023 results for the three months ended October 31, 2023. All financial information is provided in U.S. dollars unless otherwise indicated.

Fourth Quarter 2023 Financial Summary ($USD Millions)

Fourth Quarter 2023 Summary	Q4 2023	Q4 2022	+/- %
Revenue	6.5	5.0	+29%
aEBITDA	2.1	1.7	+25%
aEBITDA %	32.1%	32.8%	-70 bps
OCF (BC WC)	1.8	0.7	+156%
OCF %	28.1%	14.1%	+1400 bps

Management Commentary

“We are pleased to announce another strong quarter, highlighted by our third consecutive quarter of record revenue. Our $6.5M in revenue continues our upward trajectory with a sequential increase of 3%, despite the cyclicality of our Oregon outdoor business, where sales were down $0.2M from the previous quarter and $0.5M from Q2 2023,” said Obie Strickler, CEO of Grown Rogue.

“We were free cash flow positive for the sixth consecutive quarter, despite a large increase in CapEx this quarter as we accelerate our growth in new and existing markets. We are particularly pleased with the construction progress in New Jersey by our partner and believe it to be one of, if not the highest return on investment in the cannabis space currently and are extremely excited to soon be bringing Oregon quality cannabis to the great people of New Jersey.

We also just completed a great outdoor season where a small capital investment into a new property earlier this year resulted in final harvest numbers expected to be in excess of 9,500 pounds of whole flower, beating both our projections and previous record harvest by nearly 40%. A big thanks to our outdoor team as this record harvest, in addition to what appears to be stable or slightly better pricing than we saw last year, is expected to drive additional revenue and cash flow for our business throughout fiscal 2024.

Our year-over-year revenue and OCF growth of 28% and 156%, respectively, shows our commitment to controlling costs and our focus on producing high quality cannabis products that delight our consumers. We continue to add headcount to our business as we prepare for New Jersey and other new opportunities, building our talent base within the organization to support the next stage of growth. Our recently released strain specific packaging in Michigan has pushed our pre-packaged product mix to ~40% of sales, a new Company record, and has led to an increase in pricing and brand awareness. We are pleased with the initial traction in our Oregon outdoor craft pre-roll product and subsequent to the quarter the Company released our Yeti branded pre-roll, consisting of our premium indoor flower” continued Mr. Strickler.

“We believe our focus on genetics, and our strength in branding and distribution will allow us the opportunity to be market share leaders in new categories as we engender more customer trust and deepen the relationship we have with our existing fans.

Finally, it’s time to look forward to our corporate objectives for 2024. We plan to continue to improve our production, genetics and efficiencies in core markets, gain market share in our new product categories and release additional new products, complete construction in New Jersey and have multiple harvests from phase 1, and finalize expansion into at least one additional market. I want to thank the entire Grown Rogue team for their continued efforts and look forward to updating investors on our new market efforts shortly.”

Oregon Market Highlights ($USD Millions)

Oregon	Q4 2023	Q4 2022	+/- %
Revenue	2.9	2.7	+7%
aEBITDA	0.9	0.9	-8%
aEBITDA Margin %	30.8%	35.6%	-480 bps

●	#1 Flower brand for ten consecutive quarters, according to LeafLink’s MarketScape data

●	The 10-pack craft outdoor pre-roll product has continued to gain market share and subsequent to the quarter the Company released our Yeti branded pre-roll, consisting of premium indoor flower

●	Indoor wet weight harvested in the state of Oregon YTD through November decreased 1.4% year-over-year, mixed wet weight YTD decreased 4.8%, and outdoor decreased 0.0% year-over-year, according to the Oregon Liquor and Cannabis Commission

Michigan Market Highlights ($USD Millions)

Michigan	Q4 2023	Q4 2022	+/- %
Revenue	3.2	2.4	+53%
aEBITDA	1.3	0.9	+44%
aEBITDA Margin %	40.8%	37.4%	+340 bps

●	Our recently released strain specific packaging has pushed pre-packaged product mix to ~40% of sales, a new Company record, and has led to an increase in pricing and brand awareness

●	Sales in Michigan in Q4 was a new record at $814M and YTD sales through October was $2.52B, on pace to be the second market in the U.S to reach $3B in a year

●	Pricing per ounce of flower in Michigan in Q4 was the highest quarter in 2023, according to the Michigan Cannabis Regulatory Agency

Michigan operations are through Golden Harvests, LLC.

aEBITDA reconciliation

SEGMENTED aEBITDA – THREE MONTHS ENDED OCTOBER 31, 2023

	Oregon	Michigan	Services	Corporate	Consolidated
Sales Revenue	2,895,880	3,187,600	438,811	-	6,522,291
Costs of goods sold, excluding fair value (“FV”) adjustments	(1,767,745)	(1,236,045)	(84,005)	-	(3,087,795)
Gross profit before fair value adjustments	1,128,135	1,951,555	354,806	-	3,434,496
Net fair value adjustments	1,052,386	(73,521)	-	-	978,865
Gross profit	2,180,521	1,878,034	354,806	-	4,413,361
Operating expenses:
General and administration	539,808	837,628	-	504,313	1,881,389
Depreciation and amortization	27,654	146,657	-	24,508	198,819
Share based compensation	-	-	-	97,256	97,256
Other income and expense:
Loss on sale of assets	-	(13,881)	-	-	-
Interest and accretion	(83,397)	(46,235)	-	(384,618)	(514,250)
Unrealized loss on derivative liability	-	-	-	(3,884,176)	(3,884,176)
Other income and expense		13,133	-	21,091	34,224
Net income (loss) before income tax	1,529,662	847,126	354,806	(4,744,667)	(2,013,073)
Income tax	-	139,853	-	13,543	153,396
Net income after tax	1,529,662	707,273	354,806	(4,758,210)	(2,166,469)
Add back (deduct) from net income after tax:
Net FV adjustments in costs of goods sold	(1,052,386)	73,521	-	-	(978,865)
Amortization of property & equipment included in cost of sales	302,295	185,922	-	-	488,217
Interest and accretion expense	83,397	46,235	-	384,618	514,250
Amortization of property and equipment	27,654	146,657	-	24,508	198,819
Share-based compensation	-	-	-	97,256	97,256
Unrealized loss on derivative liability	-	-	-	3,884,176	3,884,176
Income tax expense	-	139,853	-	13,543	153,396
EBITDA	890,622	1,299,461	354,806	(483,222)	2,061,667
Add back to EBITDA:
Compliance costs	-	-	-	24,020	24,020
Costs associated with acquisition of Golden Harvests	-	-	-	10,000	10,000
aEBITDA	890,622	1,299,461	354,806	(449,202)	2,095,687
aEBITDA margin %	30.8%	40.8%	80.9%	-	32.1%

NOTES:

1.	The Company’s “Free cash flow” metric is defined by cash flow from operations minus capital expenditures and expansion related advances.
2.	The Company’s “aEBITDA,” or “Adjusted EBITDA,” is a non-IFRS measure used by management that does not have any prescribed meaning by IFRS and that may not be comparable to similar measures presented by other companies. The Company defines “EBITDA” as the Company’s net income or loss for a period, as reported, before interest, taxes, depreciation and amortization, and is further adjusted to remove transaction costs, stock-based compensation expense, accretion expense, gain (loss) on derecognition of derivative liabilities, the effects of fair-value accounting for biological assets and inventory, as well as other non-cash items and items not representative of operational performance as reported in net income (loss). Adjusted EBITDA is defined as EBITDA adjusted for the impact of various significant or unusual transactions. The Company believes that this is a useful metric to evaluate its operating performance.

NON-IFRS FINANCIAL MEASURES

EBITDA and aEBITDA are non-IFRS measures and do not have standardized definitions under IFRS. The Company has provided the non-IFRS financial measures, which are not calculated or presented in accordance with IFRS, as supplemental information and in addition to the financial measures that are calculated and presented in accordance with IFRS. These supplemental non-IFRS financial measures are presented because management has evaluated the financial results both including and excluding the adjusted items and believe that the supplemental non-IFRS financial measures presented provide additional perspective and insights when analyzing the core operating performance of the business. These supplemental non-IFRS financial measures should not be considered superior to, as a substitute for or as an alternative to, and should only be considered in conjunction with, the IFRS financial measures presented herein. Accordingly, the following information provides reconciliations of the supplemental non-IFRS financial measures, presented herein to the most directly comparable financial measures calculated and presented in accordance with IFRS.

About Grown Rogue

Grown Rogue International (CSE: GRIN | OTC: GRUSF) is a craft cannabis company operating in Oregon and Michigan, and in Minnesota and Maryland through an advisory agreement with Goodness Growth Holdings, Inc., focused on delighting customers with premium flower and flower-derived products at fair prices. The Company’s roots are in Southern Oregon where it has proven its capabilities in the highly competitive and discerning Oregon market. More recently, the Company successfully expanded our platform to Michigan. The Company’s passion for quality product and value, combined with a disciplined approach to growth, prioritizing profitability and return on capital without sacrificing quality. The Company’s strategy is to pursue capital efficient methods to expand into new markets, bringing craft quality product at fir prices to more consumers. The Company also continues to make modest investments to improve outdoor craft cultivation capabilities in preparation for eventual interstate commerce.

FORWARD-LOOKING STATEMENTS

This press release contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to future business activities. Forward- looking information is often identified by the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” or similar expressions and include information regarding: (i) statements regarding the future direction of the Company (ii) the ability of the Company to successfully achieve its business and financial objectives, (iii) plans for expansion of the Company and securing applicable regulatory approvals, and (iv) expectations for other economic, business, and/or competitive factors. Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company’s management’s expectations, estimates or projections concerning the business of the Company’s future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although the Company believes that the expectations reflected in such forward- looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: changes in general economic, business and political conditions, including changes in the financial markets; and in particular in the ability of the Company to raise debt and equity capital in the amounts and at the costs that it expects; adverse changes in the public perception of cannabis; decreases in the prevailing prices for cannabis and cannabis products in the markets that the Company operates in; adverse changes in applicable laws; or adverse changes in the application or enforcement of current laws; compliance with extensive government regulation and related costs, and other risks described in the Company’s public disclosure documents filed on Sedar.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

The Company is indirectly involved in the manufacture, possession, use, sale and distribution of cannabis in the recreational cannabis marketplace in the United States through its indirect operating subsidiaries. Local state laws where its subsidiaries operate permit such activities however, these activities are currently illegal under United States federal law. Additional information regarding this and other risks and uncertainties relating to the Company’s business are disclosed in the Company’s Listing Statement filed on its issuer profile on SEDAR+ at www.sedarplus.ca. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

For further information on Grown Rogue International please visit www.grownrogue.com or contact:

Obie Strickler

Chief Executive Officer

Obie@grownrogue.com

Jakob Iotte

Director of Business

Development and IR

Jakeiotte@grownrogue.com

(458) 226-2100

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